Exhibit 99.1

TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Announces Convertible Note Conversion and

Bought Deal Secondary Offering

The Base Shelf Prospectus is accessible, and the Prospectus Supplement will be accessible within two business days, through SEDAR+

October 3, 2024 – Vancouver, BC – Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) has issued 24,761,905 common shares of the Company (the “Common Shares”) to Ninety Fourth Investment Company LLC (“Ninety Fourth”), an affiliate of MDC Industry Holding Company LLC (“MDC”) on conversion of a US$130 million convertible note (the “Note”) held by MDC.

Further, Equinox Gold and Ninety Fourth have entered into an agreement with BMO Capital Markets to complete a secondary offering (the “Offering”) of the Common Shares issued on conversion of the Note. Pursuant to the agreement, BMO Capital Markets has agreed to purchase, on a bought deal basis, 24,761,905 Common Shares from Ninety Fourth at a price of US$5.65 per Common Share, for total gross proceeds of approximately US$140 million.

Net proceeds of the Offering will be paid directly to Ninety Fourth and Equinox Gold will not receive any proceeds from the sale of Ninety Fourth’s Common Shares.

Greg Smith, Equinox Gold’s President and CEO, commented: “Conversion of the US$130 million convertible note reduces our current debt and meaningfully enhances our liquidity. As a key partner in our growth, we are pleased to see MDC partially capitalize on their long-term investment in the Company through the Offering, and we look forward to continuing to work together.”

MDC’s US$130 million Note was issued in 2019 with a US$5.25 per share conversion price. Following completion of the Offering, MDC will continue to hold a second US$130 million principal amount convertible note of Equinox Gold with a September 10, 2025 maturity date and a US$6.50 per share conversion price, which represents approximately 4.22% of the issued and outstanding Common Shares on an as-converted basis.

The Offering is expected to close on or about October 9, 2024, subject to customary closing conditions.

The Offering will be made in each of the provinces and territories of Canada, except Quebec, by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated October 1, 2024 (the “Base Shelf Prospectus”). The Company has filed a registration statement on Form F-10 (the “Registration Statement”) (including the Base Shelf Prospectus) and will file the Prospectus Supplement with the United States Securities and Exchange Commission (the “SEC”) in accordance with the multijurisdictional disclosure system established between Canada and the United States for the Offering. The Offering may also be made on a private placement basis in other international jurisdictions in reliance on applicable private placement exemptions. Before investing, prospective investors should read the Base Shelf Prospectus, the Prospectus Supplement, when available, the documents incorporated by reference therein, the Registration Statement containing such documents and other documents the Company has filed with the SEC for more complete information about the Company and the Offering.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8

ir@equinoxgold.com +1 604.558.0560

When available, these documents may be accessed for free on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.

Access to the Prospectus Supplement, the Base Shelf Prospectus and any amendments thereto are provided in Canada in accordance with securities legislation relating to the procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment to such documents. The Base Shelf Prospectus is, and the Prospectus Supplement will be (within two business days from the date hereof), accessible through SEDAR+. An electronic or paper copy of these documents, when available, may be obtained, without charge, in Canada from BMO Capital Markets, Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext. 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate) by providing BMO Capital Markets with an email address or mailing address, as applicable.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company operating entirely in the Americas, with eight producing gold mines and a clear path to achieve more than one million ounces of annual gold production from a pipeline of expansion projects. Equinox Gold’s common shares are listed on the TSX and the NYSE American under the trading symbol EQX.

Equinox Gold Contacts

Greg Smith, Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively, “Forward-looking Information”). Forward-looking Information in this news release relates to, among other things: completion of the Offering, including the receipt of regulatory approvals, the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential, and future financial or operating performance. Forward-looking Information can be identified by the use of words such as “will”, clear path”, “look forward”, “continuing”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, “would” or “should” occur, or the negative connotation of such terms. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information in this news release on the Company’s current assumptions, expectations and projections about future events. While the Company considers these to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information contained in this news release.

Forward-looking Information is subject to known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fire and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; changes in laws, regulations and government practices; legal restrictions relating to mining; and those factors identified in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2023 and its most recently filed Annual Information Form, copies of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Except as required by applicable law, the Company assumes no obligation to update or publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference into this news release to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be made that the Company will make additional updates with respect to that or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified in its entirety by this cautionary statement.